THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

# APEX RESOURCE CENTER PARTNERS LLC

## SUBSCRIPTION AGREEMENT

To: Apex Resource Center, LLC (the Manager)

Ladies and Gentlemen:

Reference is made to the limited liability company operating agreement, including any attachments or amendments thereto (the "***Operating Agreement***"), of Apex Resource Center Partners LLC, a Florida limited liability company (the "***Company***"), relating to the offering of 150,000 Class A Units (each a "**Unit**" and, collectively, the "**Units**" or "**Securities**") at a purchase price of $1.00 per Unit (the "**Purchase Price**"). which has heretofore been furnished to the undersigned subscriber (the "***Subscriber***"). Capitalized terms used but not defined herein shall have the meanings given to them in the Operating Agreement.

1. Subscription for Units.

(a) *The Units: Capital Contribution.* Subject to acceptance by Apex Resource Center, LLC (the "***Manager***"), and any other conditions precedent set forth herein, the Subscriber hereby (i) agrees to invest in the Company by making the financial commitments described herein in the aggregate amount set forth opposite the words "Subscription Amount" on the signature page attached to this Subscription Agreement (the Subscriber's "***Capital Contribution***"); and (ii) agrees to become a member of the Company (a "***Member***"), to be bound by the Operating Agreement, and to perform Subscriber's obligations thereunder.

(b) *Acceptance of Subscription Agreement.* The Subscriber hereby agrees that the obligations of the Subscriber hereunder will terminate if this subscription is not accepted by the Manager on behalf of the Company. The Subscriber further understands and agrees (i) that this subscription shall not be deemed accepted by the Company until and unless the acceptance at the foot hereof shall have been executed by the Manager, (ii) that the Company, through its Manager, reserves the right to reject for any reason or no reason this subscription in whole or in part, and (iii) and unless otherwise determined by the Manager, the Subscriber will become a Member effective as of the 1st of the following month the subscription was received.

(c) The undersigned understands that the Company is conducting the offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder (the "**Reg CF Offering**") and in parallel is conducting an offering under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder for a total of up to $500,000. This Reg CF Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "**Portal**") website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The minimum amount or target amount to be raised in the Reg CF Offering is $50,000.00 (the "**Target Offering Amount**") and the maximum amount to be raised in the Reg CF Offering is $150,000.00 (the "**Maximum Offering Amount**"). If the Reg CF Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.9% of gross monies raised in the Reg CF Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

(d) Subscription.

(i) Terms. Subject to the terms of this Subscription Agreement (the "**Agreement**") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Reg CF Offering after the Reg CF Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

(ii) Acceptance. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

(iii) Payment. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company, processed through the Portal's qualified third-party,

at or prior to the Closing, for the aggregate Purchase Price for the number of Units such Subscriber is purchasing.

(e) Closing.

(i) Closing. Subject to (e)(ii) below, the closing of the sale and purchase of the Units pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "**Closing Date**").

(ii) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

1. prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

2. at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; and

3. the representations and warranties of the Company contained in Section 6 hereof and of the undersigned contained in Section 3 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

(f) Termination of the Reg CF Offering; Other Offerings. The undersigned understands that the Company may terminate the Reg CF Offering at any time. The undersigned further understands that during and following termination of the Reg CF Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Reg CF Offering.

(g) *Summary of Documents Being Tendered and Subscription Price*. In order to subscribe for Units, the Subscriber will do the following:

*i.* Executed and complete Subscription Agreement;

*ii.* ""Reserved;

*iii.* ""Reserved;

*iv.* Review Exhibit III (the "***Description of the Investment***");

*v.* Review Exhibit IV (the "***Risk Factors and Conflicts of Interest***");

*vi.* Execute and complete Exhibit V (the "***SEC Rule 506 Disqualifying Events***");

*vii.* Review Exhibit VI (the "**Operating Agreement**");

viii. Execute and complete Exhibit VII (the "***Joinder Certificate***");

2. Power of Attorney. The Subscriber hereby appoints the lead (the "**Lead**") of the Wefunder Special Purpose Vehicle (the "**SPV**") as their true and lawful representatives and attorneys-in-fact in its

name, place and stead to make, execute, sign, acknowledge, swear to and file with respect to the Company:

(a) Appointment of Lead. The Company acknowledges and agrees that the SPV is acting as a nominee and record holder for the benefit of multiple underlying investors (the "Beneficial Owners"), and that all authority to act on behalf of such Beneficial Owners with respect to the Company's securities shall be exercised exclusively through the individual designated by Wefunder Portal LLC as the "Lead."

(b) Recognition of Proxy Authority. The Company hereby recognizes and agrees that the Lead shall have full power and authority, as attorney-in-fact and proxy for the SPV and the Beneficial Owners, to:

(i) vote or execute written consents or waivers with respect to all securities of the Company held by the SPV; (ii) receive notices and communications from the Company on behalf of the SPV and the Beneficial Owners; (iii) execute, deliver, and perform any documents, consents, waivers, or instruments as may be necessary or desirable in connection with the Company's governance or any corporate action; and (iv) otherwise take any action that the Beneficial Owners themselves could take with respect to such securities.

(c) Reliance by the Company. The Company shall be entitled to rely exclusively upon any written notice, consent, waiver, or other instrument executed by the Lead as the valid and binding act of the SPV and all Beneficial Owners represented thereby. The Company shall have no obligation to verify the authority or identity of the Beneficial Owners or to provide any notices or communications to them directly.

(d) Irrevocability. The powers and authority granted to the Lead pursuant to this Section are coupled with an interest and shall be irrevocable for so long as the SPV or its custodian holds any securities of the Company.

(e) Substitution. If the Lead resigns, is removed, or otherwise ceases to serve in such capacity, Wefunder Portal LLC (or its successor) shall have the authority to appoint a replacement Lead, and the Company agrees to recognize and rely upon such replacement with the same effect as if originally named herein.

(f) Acknowledgment. The Company acknowledges that it shall have no duty or obligation to communicate directly with the Beneficial Owners of the SPV and may discharge all of its obligations to such persons by communicating solely with the Lead or its successor.

3. Certain Representations, Warranties and Covenants of the Subscriber. The Subscriber hereby represents, warrants, acknowledges and agrees that:

(a) *Non-Conflict with Laws and other Instruments*. The execution and delivery of this Subscription Agreement and the Operating Agreement by the Subscriber, the consummation by the Subscriber of the transactions contemplated hereby and thereby and the performance by the Subscriber of the Subscriber's obligations hereunder and thereunder, will not conflict with, or result in a violation of or default under, any provision of any governing instrument applicable to the Subscriber, or any agreement or instrument to which the Subscriber is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Subscriber or any of the Subscriber's properties.

(b) *Knowledge, Experience, Financial Resources, and Opportunity to Verify Information*. The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company. The Subscriber has read this Subscription Agreement, Exhibit III "***Description of the Investment***", Exhibit IV "***Risk Factors and Conflicts of Interest***" and the Operating Agreement, and understands the speculative nature and risk of loss associated with an investment in the Units and has sufficient financial resources to bear the loss of Subscriber's entire investment in the Company. The Subscriber has had an opportunity to ask questions of and to receive satisfactory answers to all of its questions regarding the Company or the offering from the Manager or its representatives and having obtained all additional information requested by the Subscriber. The Subscriber acknowledges that it is intimately familiar with the matters described in the Subscription Agreement, Exhibit III "***Description of the Investment***", Exhibit IV "***Risk Factors and Conflicts of Interest***" and the Operating Agreement. The Subscriber also understands that the Company will, upon Subscriber's request, make available a copy of any information regarding the Company, and no other entity, and its proposed operations that the Company possesses or can obtain without unreasonable expense (the "***Information***"). The Subscriber has thoroughly reviewed the Subscription Agreement, Exhibit III "***Description of the Investment***", Exhibit IV "***Risk Factors and Conflicts of Interest***", the Operating Agreement, the Information, if any, and all other materials Subscriber has requested in connection with its decision to make this investment and has obtained any additional information necessary to verify the information contained in the Subscription Agreement, Exhibit IV "***Risk Factors and Conflicts of Interest***" and the Operating Agreement or that is otherwise relevant to the proposed activities of the Company. The Subscriber acknowledges that it has conducted its own due diligence with respect to the Company, the Units, and any other matter which the Subscriber believes to be material to a decision to invest in the Company and further acknowledges that it is making its investment decision based on this due diligence.

(c) *Reliance on Own Professional Advisors*. With regard to the tax, legal, economic and other considerations relating to the Subscriber's investment in the Company, the Subscriber has consulted with and is relying only on the advice of Subscriber's own professional advisors.

(d) *Reserved.*

(e) *Reserved.*

(f) *Purchase for Investment*. The Subscriber is purchasing the Units for the Subscriber's own account, for investment purposes only and not with a view towards the resale or distribution thereof. The Subscriber agrees not to offer, sell, transfer, assign, pledge, hypothecate or otherwise dispose of or encumber, directly or indirectly, all or any part of the Units, whether voluntarily, involuntarily or by operation of law, except in accordance with the terms of the Operating Agreement and applicable provisions of law, including, without limitation, the registration requirements of the Securities Act or an exemption therefrom, and any applicable state or other securities laws. The Subscriber acknowledges and agrees that, under the terms of the Operating Agreement and except as otherwise provided therein, the Units may not be assigned or otherwise transferred without the prior written consent of the Manager in each instance, in accordance with the Operating Agreement. Accordingly, the Subscriber understands that Subscriber may be required to retain ownership of the Units and bear the economic risk of its investment in the Company for an indefinite period of

time. The Subscriber further acknowledges that no public or other market for Units in the Company now exists or is likely to exist in the future.

(g) *Securities Laws*. The Subscriber understands that

(i) the offering and sale of Units in the Company have not been registered under the Securities Act in reliance on the exemption contained in Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder and the Units will not be able to be resold without registration under the Securities Act or an exemption therefrom and from any applicable state or other securities laws,

(ii) the offering and sale of Units in the Company have not been registered under the securities laws of any state or other jurisdiction,

(iii) the Operating Agreement and this Subscription Agreement have not been subject to review or comment by the Securities and Exchange Commission or any state securities commission or any similar body or agency of any other jurisdiction,

(iv) the Company will not be registered as an investment company under the Investment Company Act of 1940 (the "***Investment Company Act***"), and

(v) the Manager will not be registered as an investment adviser under the Investment Advisers Act of 1940.

(h) If the Subscriber is an investment company exempt from registration as such pursuant to Sections 3(c)(1) or 3(c)(7) of the Investment Company Act, the Subscriber represents that all necessary consents of the Subscriber's beneficial owners (and their beneficial owners) have been obtained in accordance with Section 2(a)(51)(C) of the Investment Company Act and the regulations thereunder for the Subscriber to be considered a "qualified purchaser" under the Investment Company Act. The Subscriber also agrees that the Manager may limit the Subscriber's investment in the Company such that the Subscriber's investment in the Company constitutes less than 10% of the outstanding voting securities of the Company.

(i) The Subscriber has the power and authority to enter into this Subscription Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(j) The person signing this Subscription Agreement on behalf of the Subscriber has been duly authorized to execute, deliver and comply with the terms of this Subscription Agreement.

(k) Shareholders, partners, plan participants and beneficiaries and other holders of equity or beneficial interests in the Subscriber are not able to individually decide whether to participate or the extent of their participation in the Subscriber's investment in the Company (*i.e.*, shareholders, partners, plan participants and beneficiaries and other holders of equity or beneficial interests in the Subscriber cannot determine whether their capital will form part of the capital invested by the Subscriber in the Company). To the best of the Subscriber's knowledge, it does not control, nor is it controlled by or under common control with, any other Subscriber in the Company, and no other person or persons will have a beneficial interest in the Units to be acquired hereunder (other than as a shareholder,

partner, plan participant or beneficiary or other beneficial owner of equity interests in the Subscriber).

(l) The Subscriber understands and is able to bear the economic risks of this investment and has adequate means of providing for current needs and possible contingencies.

(m) The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(n) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(o) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(p) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(q) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(r) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(s) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and

confirmed as of the Closing, taking into account all information received by the undersigned.

(t) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Reg CF Offering at any time prior to the completion of the Reg CF Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(u) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(v) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company, the Portal or any of their respective affiliates, and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned. The undersigned acknowledges that any projections, forecasts, or estimates provided by the Company or through the Portal are speculative and based on assumptions that may not be realized.

(w) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units. The undersigned confirms that they have received all the information they consider necessary or appropriate for deciding whether to purchase the Units and have had the opportunity to ask questions and receive answers from the Company (through the Portal) regarding the terms and conditions of the Reg CF Offering and the business, operations, and financial condition of the Company. The undersigned acknowledges that they have read and understand the risk factors related to the investment as outlined in the Form C and accompanying Offering Statement.

(x) The undersigned acknowledges that they have been advised to consult with their own tax advisor regarding the tax consequences of the investment and that the Company or the Portal or any of their affiliates or representatives have not provided any tax advice.

(y) The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this

Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(z) The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary or public market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(aa) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding. The undersigned acknowledges that any breach of this provision may result in the initiation of appropriate legal proceedings against the undersigned.

(bb) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(cc) The Subscriber represents and warrants that the Units are to be purchased with funds that are from legitimate sources and which do not constitute or form any proceeds deriving from the commission of any tax offences or other criminal offenses, including any activities that would violate United States Federal or State laws or any laws and regulations of other countries, including without limitation anti-money laundering laws and regulations.

(dd) The Subscriber understands and agrees that the Company prohibits the investment of funds by any persons or entities that are acting, directly or indirectly, (i) in contravention of any U.S. or international laws and regulations, including anti-money laundering regulations or conventions, (ii) on behalf of terrorists or terrorist organizations, including those persons or entities that are included on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Treasury Department's Office of Foreign Assets Control[1] ("***OFAC***"), as such list may be amended from time to time, (iii) for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close

[1] The OFAC list may be accessed on the web at http://www.treas.gov/ofac.

associate of a senior foreign political figure[2], unless the Manager, after being specifically notified by the Subscriber in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) for a foreign shell bank[3] (such persons or entities in (i) – (iv) are collectively referred to as "***Prohibited Persons***").

(ee) The Subscriber represents, warrants and covenants that: (i) it is not, nor is any person or entity controlling, controlled by or under common control with the Subscriber, a Prohibited Person, and (ii) to the extent the Subscriber has any beneficial owners[4], (A) it has carried out thorough due diligence to establish the identities of such beneficial owners, (B) based on such due diligence, the Subscriber reasonably believes that no such beneficial owners are Prohibited Persons, (C) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the Subscriber's complete withdrawal from the Company, and (D) it will make available such information and any additional information that the Company may require upon request in accordance with applicable regulations.

(ff) If any of the foregoing representations, warranties or covenants ceases to be true or if the Company no longer reasonably believes that it has satisfactory evidence as to their truth, notwithstanding any other agreement to the contrary, the Company may, in accordance with applicable regulations, be obligated to freeze the Subscriber's investment, either by prohibiting additional investments and/or segregating the assets constituting the investment, or the Subscriber's investment may immediately be involuntarily withdrawn by the Company, and the Company may also be required to report such action and to disclose the Subscriber's identity to OFAC or other authority. In the event that the Company is required to take any of the foregoing actions, the Subscriber understands and agrees that it shall have no claim against the Company or Manager and their respective affiliates, directors, members, partners, shareholders, officers, employees and agents for any form of damages as a result of any of the aforementioned actions.

(gg) The Subscriber acknowledges and agrees that the Manager may "freeze the account" of the Subscriber, including, but not limited to, prohibiting additional investments and distributions and/or segregating the assets in the account, in compliance with governmental regulations.

(hh) The Subscriber acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the Company (in the sole judgment of the Company and/or Manager) to comply with any disclosure and compliance policies,

---

[2] Senior foreign political figure means a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a senior foreign political figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure. The immediate family of a senior foreign political figure typically includes the political figure's parents, siblings, spouse, children and in-laws. A close associate of a senior foreign political figure is a person who is widely and publicly known internationally to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

[3] Foreign shell bank means a foreign bank without a physical presence in any country, but does not include a regulated affiliate. A post office box or electronic address would not be considered a physical presence. A regulated affiliate means a foreign shell bank that: (1) is an affiliate of a depository institution, credit union, or foreign bank that maintains a physical presence in the United States or a foreign country, as applicable; and (2) is subject to supervision by a banking authority in the country regulating such affiliated depository institution, credit union, or foreign bank.

[4] "Beneficial owners" will include, but not be limited to: (i) shareholders of a corporation; (ii) partners of a partnership; (iii) members of a limited liability company; (iv) investors in a fund-of-funds; (v) the grantor of a revocable or grantor trust; (vi) the beneficiaries of an irrevocable trust; (vii) the individual who established an IRA; (viii) the participant in a self-directed pension plan; (ix) the sponsor of any other pension plan; and (x) any person being represented by the Subscriber in an agent, representative, intermediary, nominee or similar capacity. If the beneficial owner is itself an entity, the information and representations set forth herein must also be given with respect to its individual beneficial owners. If the Subscriber is a publicly traded company, it need not conduct due diligence as to its beneficial owners.

related legal process or appropriate requests (whether formal or informal) or otherwise. The Subscriber by executing the Subscription Agreement consents and by owning an Interest will be deemed to have consented, to disclosure by the Company and its agents, including the Manager, to relevant third parties of information pertaining to it in respect of disclosure and compliance policies or information requests related thereto.

(ii) The Subscriber confirms that all information and documentation provided to the Company and/or the Manager, including, but not limited to, all information regarding the Subscriber's identity, business, investment objectives, and source of the funds to be invested in the Company, is true and correct.

(jj) The Subscriber understands and acknowledges that the Manager is not registered with the US Security and Exchange Commission (the "***SEC***") or any state regulatory authority in reliance on exemptions from such registration.

(kk) The Subscriber represents and warrants that he, she or it has not been subject to any Regulation D Rule 506(d) disqualifying event as defined in Exhibit V and is not subject to any proceeding or event that could result in any such disqualifying event ("***Disqualifying Event***") that would either require disclosure under the provisions of Rule 506(e) of the 1933 Act or result in disqualification under Rule 506(d)(1)'.

i. Subscriber will immediately notify the Manager in writing if Subscriber becomes subject to a Disqualifying Event at any date after the date hereof. In the event that Subscriber is, or becomes subject to a Disqualifying Event at any date after the date hereof, Subscriber agrees and covenants to use its best efforts to coordinate with the Manager (i) to provide documentation as reasonably requested by the Manager related to any such Disqualifying Event and (ii) to implement a remedy to address Subscriber's changed circumstances such that the changed circumstances will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the Rule 506 exemption under the 1933 Act. Subscriber acknowledges that, at the discretion of the Manager, such remedies may include, without limitation, the waiver of all or a portion of Subscriber's voting power in the Company and/or Subscriber's withdrawal from the Company through the transfer or sale of its Interest in the Company. Subscriber also acknowledges that the Manager may periodically request assurance that Subscriber has not become subject to a Disqualifying Event at any date after the date hereof, and Subscriber further acknowledges and agrees that the Manager shall understand and deem the failure by Subscriber to respond in writing to such requests to be an affirmation and restatement of the representations, warranties and covenants contained herein.

4. Amendments. Neither this Subscription Agreement nor any term hereof may be changed, waived, discharged or terminated except with the written consent of the Subscriber and the Manager.

5. Rejection of Subscription. The Subscriber acknowledges that the subscription for the Units contained herein may be reduced or rejected by the Company, through its Manager, in its sole discretion at any time prior to acceptance by the Manager.

6. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

a. Corporate Power. The Company has been duly organized as a limited liability company under the laws of the State of Florida and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

b. Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

d. No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company. If any such violations, conflicts, or defaults occur, it is the responsibility of the Company to resolve the issue immediately. The Company acknowledges that the Portal, and any of its affiliates, or any member, manager, or employee thereof, shall not be liable in connection with such violations, conflicts, or defaults.

7. Reserved.

8. General.

a. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

b. Legend. The certificates, book entry or other form of notation representing the Units sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

c. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

d. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Florida without regard to the principles of conflicts of laws.

e. Arbitration. Any dispute, claim, or controversy arising out of or relating to this Agreement shall be resolved by arbitration administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. The arbitration shall be conducted by a single arbitrator in the city of the Company's principal place of business, applying Florida law. Each party shall bear its own costs and expenses, including legal fees, unless the arbitrator awards costs to the prevailing party. The arbitration proceedings and any related information shall remain confidential, except as required by law or to enforce an award. The arbitrator's decision shall be final and binding, with judgment enforceable in any competent court. By agreeing to arbitration, the parties waive their right to a jury trial, except for seeking provisional remedies or injunctive relief in court to protect rights pending arbitration.

f. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

g. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

h. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

i. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

j. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

k. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

l. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

m. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

n. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

o. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

9. Indemnification. The Subscriber (i) acknowledges that the Company and the Manager (as well as their officers, directors, managers, employees, partners, members, attorneys, counsel and affiliates) are relying on the representations, warranties, and acknowledgments of the Subscriber contained herein, and (ii) agrees to indemnify each of them and their respective agents, representatives, officers, directors, managers, partners, employees, stockholders, members, and affiliates against any and all claims, demands, losses, damages, costs, and expenses whatsoever arising as a result of, or in connection with, any breach by the Subscriber of any such representations, warranties, or acknowledgments.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Units: [UNITS]

Aggregate Purchase Price: $[AMOUNT]

**COMPANY**:

**Apex Resource Center Partners LLC, a Florida limited liability company**
By Apex Resource Center, LLC, a Florida limited liability company, as Manager

By: Founder Signature
Name: Trisha Johnson
Title: Manager

**Read and Approved (For IRA Use Only)**:

By: ________________________________

**SUBSCRIBER**:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

## EXHIBIT III

## DESCRIPTION OF THE INVESTMENT

The Company will deploy a significant portion of initial capital to sponsor driver Wesley Gundler by paying funds directly to the professional team with which he competes. This initial deployment is not a conventional "marketing services" relationship and entails uncertainty as to measurable marketing benefit or return on investment. The Company's operating plan for 2026 assumes an aggregate of $700,000 generated through equity investment. Failure to achieve that level could require participation in a lower-tier racing series, reducing exposure, marketing reach, and competitive positioning. Subscribers holding Class-A Units of the Company will collectively hold a minority interest of approximately ten percent (10%) of the Company and will not have voting or managerial control. The Manager retains exclusive authority to make all business, operational, and financial decisions, including future financings, compensation, and allocation of proceeds.

*Additionally, the following is a summary of selected terms of the Company. This summary is not a complete description of the terms of the Company and is subject to and qualified in its entirety by reference to the detailed provisions of the Company's Operating Agreement. In the event that any of the terms of this summary conflicts with any of the terms of the Company's Operating Agreement, the terms of the Operating Agreement shall control. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Company's Operating Agreement.*

| | |
|---|---|
| **THE COMPANY:** | Apex Resource Center Partners LLC, a Florida limited liability company (the "***Company***"). |
| **THE MANAGER:** | Apex Resource Center, LLC (the "***Manager***") will be the sole manager of the Company. The Manager will be responsible for the management and administration of the Company and will make all investment decisions on behalf of the Company. Subject to limitations, the Manager will have full authority to negotiate investments on behalf of the Company and direct all matters related to the Company. The Manager shall be controlled by Trisha Johnson. |
| **INVESTMENT OBJECTIVE:** | The investment objective is to capitalize the Company so that it can provide guidance and support to motorsport drivers. |
| **MEMBERS AND CLASSES OF UNITS:** | The Class A Members of the Company (the "***Investors***" or "***Class A Members***") will be the investors who purchase non-voting Units pursuant to this Reg CF Offering. In this Reg CF Offering, Investors will receive Class A Units in the Company.<br><br>The Class B Members of the Company (the "***Class B Members***") will have profits interest for future use of but no voting rights in the Company. Class B Units shall be issued in the sole discretion of the Manager.<br><br>The Class C Members of the Company (the "***Common Unit Members***" or "***Class C Members***") will be the individuals responsible for the formation and early-stage development of the Company. Class C Units shall be issued in the sole discretion of the Manager and is the only class to have voting rights. |

Prior to this Reg CF Offering, the Company has issued a combined total of 5,850,000 Class C Units, zero (0) Class B Units, and 125,000 Class A Units. The Company is also planning to issue additional Class B Units in the future.

**506 and REG CF OFFERINGS:**

The Company is seeking to raise a maximum of $500,000 in Capital Contributions in exchange for Class A Units, at a per Unit price of one (1) dollar, in a total amount equal to 10% of the Company. Investors in this offering will be admitted as Class A Members of the Company. The Manager reserves the right, in her discretion, to increase or decrease the size of the Reg CF Offering and/or to conduct other capital raise offerings in the future.

**USE OF FUNDS:**

The Company intends to use the proceeds of this Reg CF Offering to fund the guidance and support to motorsport drivers.

**INVESTOR SUITABILITY:**

Persons making Capital Contributions through this Reg CF Offering will be furnished and will be required to complete their investor profile on Wefunder which includes investor suitability questions. The entire Capital Contribution shall be due as described in Section 1 of the Subscription Agreement.

**DISTRIBUTIONS:**

The Company intends to make distributions of the Company's Distributable Cash, if any, at such times and in such amounts as determined by the Manager in its sole discretion, subject to the terms of the Company's Operating Agreement (including Sections 3.1 through 3.3 thereof), in the following order and priority:

1. First, 80% to the Class A Members pro-ratably in proportion to their Capital Contributions and 20% to the Class C Members until the Class A Members have received a return of two times their aggregate Capital Contributions ("***Preferred Return***").

2. Thereafter, pro rata among Class A Members, Class B Members, and Class C Members based on their ownership interests in the Company.

All distributions are made at the sole discretion of the Manager. Additional terms governing distributions, including limitations and conditions thereon, are set forth in Sections 3.1 through 3.3 of the Operating Agreement, which Investors are encouraged to review. No distributions can be made to the Class C Members or Class B Members (Manager is a Class C Member) without also providing distributions to the Class A Members.

Even if the Company achieves profitability, positive cash flow, or other financial or operational milestones, the Manager may determine to retain earnings for working capital, operating expenses, or future growth or expansion. As a result, distributions, including

the Preferred Return, may be delayed for an extended period or may never be made.

The Company anticipates raising additional capital in the future, including a contemplated capital raise of approximately $200,000 by November 1, 2026, which is critical to the continuation of the Company's operations. Future investors may receive rights, preferences, or priorities superior to those of existing Investors. There can be no assurance that such capital raise will be completed, and failure to complete such raise could result in a total loss of an Investor's investment.

**COMPANY EXPENSES:** The Company will bear all costs and expenses incurred in the setup and maintenance of the operations of the Company, including legal and accounting expenses, the cost of preparing the Company's financial statements, tax returns and K-1s, custodial fees, appraisal and valuation expenses, insurance, litigation and indemnification expenses, if any, taxes and other governmental fees and charges.

The Company will also bear all third party and other expenses associated with identifying, structuring and negotiating any potential investments, including investments that are not consummated by the Company, and the acquisition, holding, sale, proposed sale, other disposition or valuation of any investment.

**THIRD PARTY AND AFFILIATE SERVICES:** Certain necessary services will be provided by third parties. Other third parties may be engaged, and, to the extent the Manager believes that a Manager, or an affiliate of the Manager, can provide any such services, the Manager(s) shall be free to provide the services itself or allow an affiliate to provide the services for additional fees. The fees shall be charged at market rates and will be competitive with fees that would be charged if the Company used the services of a third-party. Please see the Operating Agreement for more details regarding these fees.

**REPORTS TO MEMBERS:** Not later than 120 days after the end of each fiscal year, the Manager shall use commercially reasonable efforts to prepare or cause or be prepared, and delivered to each Member, a report on the Company's operations, including all acquisitions and dispositions during the year, and 'any financial reporting required by Section 4(a)(6) of the Securities Act and Regulation Crowdfunding.

**RISK FACTORS:** Investment in the Company is subject to significant risks. These risks are set forth in greater detail in the Subscription Booklet.

**AMENDMENTS:** An amendment of the Company's Operating Agreement generally requires a vote of the Manager and majority in interest of the Class C Members. Any such amendment approved by the Manager and a majority in interest of the Class C Members is effective against Members who voted against the amendment or did not vote for the amendment, so long as the amendment does not have a material

adverse effect on the other Members.

**CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS:**

It is anticipated that the Company will be treated as a partnership and not as an association taxable as a corporation or a publicly traded partnership treated as a corporation for federal income tax purposes. Accordingly, the Company should not be subject to federal income tax, and each Member will be required to report on its own annual tax return such Member's distributive share of the Company's taxable income or loss, whether or not any amounts are distributed to, or withdrawn by, the Member. The Company's Operating Agreement does not require the Company to distribute amounts sufficient to cover the tax liabilities of the Members.

## EXHIBIT IV

## RISK FACTORS AND CONFLICTS OF INTEREST

Investing in the Company involves a number of significant risks, some of which are set forth below. The Company's business, financial condition and results of operations could be materially and adversely affected by any one or more of such risk factors, as would the underlying value of each Member's interest in the Company, and may lead to the complete loss of any investment a Member makes in the Company. THE FOLLOWING RISKS ARE JUST A FEW OF THE MANY SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND DO NOT REPRESENT MOST OR ALL OF THE CURRENT AND FUTURE RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY. An investment in the Company is suitable only for Subscribers of substantial means who have no immediate need for liquidity of the amount invested and who can afford a risk of loss of all or a substantial part of such investment. In addition to factors set forth elsewhere in this Subscription Agreement, prospective Subscribers should carefully consider the following.

***Non-Traditional Sponsorship Arrangement***. The Company will deploy a significant portion of initial capital to sponsor driver Wesley Gundler by paying funds directly to the professional team with which he competes. This is not a conventional "marketing services" relationship and entails uncertainty as to measurable marketing benefit or return on investment. The visibility, audience engagement, and brand recognition generated may not justify the expenditure of capital.

***Reliance on Single Driver Relationship***. The Company's initial business plan depends substantially on Wesley Gundler's continued participation, performance, and public presence. Injury, withdrawal, or performance issues could materially impair the Company's ability to achieve marketing objectives or maintain sponsor interest, resulting in a partial or total loss of capital allocated to the sponsorship.

***Relationship to Manager***. Wesley Gundler is a relative of Manager. This relationship may create potential conflicts of interest, including but not limited to decisions regarding the management, operations, and financial dealings of the Company. The Subscriber confirms that they have considered this relationship and its potential implications and still desires to proceed with the investment. The Subscriber further acknowledges that they have had the opportunity to consult with independent legal and financial advisors regarding this investment.

***No Immediate Redeployment Alternative***. If Welsey Gundler is unable to compete or the sponsorship is terminated early, the Company has no guaranteed substitute opportunity of comparable marketing value, which could leave a portion of raised funds idle or unrecoverable.

***Regulatory and Tax Characterization Risk***. Although structured as a sponsorship paid to a racing team, regulatory authorities—including the Internal Revenue Service—could challenge the classification of such payments. Any adverse determination could affect deductibility and require re-characterization of expenditures for tax purposes.

***Dependency on Combined Investment and Sponsorship Funding***. The Company's initial operating plan assumes an aggregate of $700,000 of capital collected through equity investment. Failure to achieve that level could require participation in a lower-tier racing series, reducing exposure, marketing reach, and competitive positioning.

***Future Capital-Raise Requirement***. The initial business model anticipates an additional capital raise of approximately $200,000 by November 1, 2026, with an aggregate of $700,000 to support the Company's 2026 operating plan. There can be no assurance such capital will be available or on favorable terms. Failure to close that raise would likely result in curtailment or cessation of operations.

***Dilution and Preference Subordination***. Subsequent financings may involve investors who negotiate senior liquidation preferences or other priority rights. Such preferences could subordinate or eliminate the economic value of current Members' two times (2×) preferred return or equity interests. Any future financings will be undertaken in good faith and in the best interests of the Company; however, such financings may involve third-party or affiliated investors and may include senior rights that subordinate or eliminate the economic value of existing interests.

***Discretionary Nature of Preferred Return***. The 2× return of capital described in the offering materials is payable solely at the discretion of the Manager unless otherwise defined by revenue-based milestones in the Operating Agreement. There is no mandatory payment date, and Members have no contractual ability to compel distribution.

***Potential Deferral of Distributions***. Even if the Company achieves profitability or revenue milestones, the Manager may elect to retain earnings for operations or future expansion, delaying or preventing preferred-return payments to investors.

***Minority Investor Position***. Investors will collectively hold a minority interest of approximately 10 percent and will not have voting or managerial control. The Manager retains exclusive authority to make all business, operational, and financial decisions, including future financings, compensation, and allocation of proceeds.

***Limited Access to Information***. Unless otherwise required by law or the Operating Agreement, the Manager is not obligated to provide periodic financial statements or operational updates. Members may therefore have limited visibility into performance or cash-flow decisions affecting distributions.

***Related-Party Transactions***. The Manager or its affiliates may enter into transactions with entities under common ownership or control, including leases or service contracts, which may not be negotiated on an arm's-length basis. Such arrangements could result in conflicts of interest and expenses higher than market rates.

***Unproven Driver-Development Model***. Apex's approach—initially sponsoring a single driver before transitioning to a commission-based representation model—is new and untested. Success of the first sponsorship does not guarantee that future commission-based driver arrangements will be commercially viable.

***Competition from Established Programs***. Numerous driver-development programs have long-standing relationships with teams, sponsors, and sanctioning bodies. As a new entrant without a track record, the Company may face higher marketing costs and slower adoption by drivers and sponsors.

***Driver Mobility and Retention***. Drivers developed under Apex programs may move to competing organizations. Enforcement of future commission or revenue-sharing agreements may be difficult or uneconomic.

***Compound Adverse Events***. Simultaneous negative developments—such as a funding shortfall coinciding with Mr. Gundler's injury or poor performance—could eliminate both the marketing platform and the Company's ability to secure follow-on financing, resulting in total loss of invested capital.

***Success-Scenario Limitations***. Even if the sponsorship achieves its promotional goals, the Manager may reinvest proceeds rather than make distributions, and investors could experience delayed or no realization of the targeted 2× return.

***Sponsorship Structure Acknowledgment***. Investors acknowledge that Apex will deploy funds as sponsorship payments made directly to the racing team of Wesley Gundler for Wesley Gundler's participation and that the marketing value is speculative and not guaranteed.

***Funding Threshold Acknowledgment***. Investors acknowledge that failure to secure the full $700,000 combined funding for the 2026 racing season will reduce racing-series visibility and may materially impair the Company's growth prospects.

***Future Capital-Raise Acknowledgment***. Investors acknowledge that an additional $200,000 capital raise by November 1, 2026 is critical to the continuation of operations, that future investors may receive superior rights, and that failure to complete such raise could result in total loss of investment.

***Public Image and Conduct Exposure***. The Company's marketing and promotional activities rely on the public exposure of drivers it supports, including but not always limited to Wesley Gundler, through media appearances, events, fan engagements, and social platforms. The personal conduct, reputation, and public interactions of such individuals are outside the Company's control. Any negative publicity, controversy, or misconduct—on or off track—may materially harm the Company's brand, investor confidence, and sponsor relationships.

***Publicity Stunts and Unsafe Conduct***. Drivers the Company supports, including but not always limited to Wesley Gundler, may, intentionally or inadvertently, participate in activities — including but not limited to demonstrations, unsanctioned events, or social-media "publicity stunts"— that are perceived as unsafe, offensive, or otherwise inconsistent with the Company's image. Such actions could expose the Company to reputational harm, loss of sponsorships, or potential liability claims.

***Fan and Community Interaction Risk***. Drivers the Company supports, including but not always limited to Wesley Gundler, frequently interact with fans, partners, and members of the public at racing venues, community events, autograph sessions, and other appearances. These interactions carry inherent behavioral and safety risks. Any allegation of inappropriate, unprofessional, or unsafe conduct (even if unfounded) could result in severe reputational damage, contractual termination, or regulatory investigation. The Company has limited ability to monitor or control these engagements and may bear indirect consequences from such incidents.

***Amplification Through Media and Social Platforms***. Public or online dissemination of incidents involving a driver the Company supports, including but not always limited to Wesley Gundler, may be rapid, widespread, and beyond the Company's ability to correct or contain. Viral media coverage may result in sustained harm to goodwill even absent legal liability.

***Registration of Securities***. The membership interests in Apex Resource Center Partners LLC (the "Company") offered hereby have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to "U.S. persons" (as defined in regulation s under the Securities Act) unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. Hedging transactions involving membership interests in the Company may not be conducted unless in compliance with the Securities Act. No U.S. Federal or state securities authority has approved, disapproved, endorsed, or recommended this offering. The Units have not been registered with or approved or disapproved by the United States Securities and Exchange Commission (the "SEC"), the regulatory authority of any state of

the United States (any "state"), or the regulatory authority of any other country, nor has the sec or any such other regulatory authority passed upon the accuracy or adequacy of this Subscription Agreement for Company Units (the "Subscription Agreement") or of any offering materials. Any representation to the contrary is unlawful. No independent person has reviewed or confirmed the accuracy or truthfulness of this disclosure, nor whether it is complete. Any representation to the contrary is illegal.

***Uncontrollable Events***. The success of the Company is subject to the impact of a number of events and factors beyond the Company's Control. These factors include, among others:

- adverse changes in local and national economic conditions;
- changes in the financial condition of customers;
- changes in the availability of debt financing and refinancing;
- changes in the relative popularity of the Venue and other music venues;
- changes in interest rates, real estate taxes, and operating and other expenses;
- changes in market capitalization rates;
- changes in, and to the application and interpretation of, environmental laws and regulations, zoning laws and regulations, other governmental laws, and regulations and changes in fiscal policies;
- changes in utility rates;
- changes in market rates;
- development and improvement of competitive entertainment venues;
- ongoing development, capital improvement, and repair requirements;
- risks and operating problems arising out of the presence of certain construction materials;
- environmental claims;
- physical destruction and depreciation of equipment and property;
- damage to and destruction of the Property, including uninsurable losses (such as damage from wind storms, earthquakes, hurricanes, or acts of terrorism);
- acts of God;
- changes in availability and cost of insurance;
- unexpected construction costs;
- increases in the costs of labor and materials;
- material shortages; and
- labor strikes.

***Restricted Securities***. This offering is made in reliance upon exemptions from the registration requirements of the Securities Act and Foreign Securities Laws as described above. The Company will not be obligated to register the Units under the Securities Act or any Foreign Securities Laws in the future. There currently is no public or other market for the Units, and the manager of the Company does not expect that any such market will develop. All of the Units, whether acquired within the United States or outside the United States, will be "Restricted Securities" within the meaning of Rule 144 under the Securities Act and therefore may not be transferred by a holder thereof within the United States or to a "U.S. Person" unless such transfer is made pursuant to registration under the Securities Act, pursuant to an exemption therefrom, or in a transaction outside the United States pursuant to the resale provisions of Regulation S. Moreover, the Units may be transferred only with the consent of the manager and the satisfaction of certain other conditions.

***Subscriber Risk Acknowledgement***. You should make your own decision as to whether this offering meets your investment objectives and risk tolerance level. The Units are speculative and present a high degree of risk. Investors may be required to hold the investment, and must be prepared to bear such risk, for an indefinite period of time, and investors must be able to withstand a total loss of the amount invested. These and other important risk factors are detailed in this document.

***Certain Conditions of the Offered Units***. The Units are being offered subject to various conditions, including: (i) withdrawal, cancellation, or modification of the offer without notice; (ii) the right of the manager to reject any subscription for an interest, in whole or in part, for any reason; and (iii) the approval of certain matters by legal counsel. Each prospective investor is responsible for its own costs in considering an investment in an interest. Neither the manager nor the Company will have any liability to a prospective investor whose subscription is rejected or preempted.

***Confidentiality***. The information set forth in this Subscription Agreement and in any offering materials is confidential and includes trade secrets the disclosure of which would cause harm to the manager and other parties. Receipt and acceptance of this Subscription Agreement will constitute an agreement by the recipient that this Subscription Agreement may not be reproduced or used for any purpose other than in connection with the recipient's evaluation of an investment in an interest. This Subscription Agreement is the property of the manager and, except as held by a Member of the Company be returned upon request.

***No Authorization***. No person has been authorized to make any representations or to give any information with respect to the Company, the manager, or the Units, other than as contained in any offering materials, the Company's Operating Agreement, this Subscription Agreement, or an official written supplement to this Subscription Agreement or any offering materials approved by the manager. Prospective investors are cautioned against relying upon information or representations from any other source. Notwithstanding the foregoing, a prospective investor may rely upon written responses to its inquiries that are clearly marked by the manager as intended to be relied upon by such prospective investor.

***Not Investment, Legal, or Tax Advice***. Prospective investors are not to construe this Subscription Agreement or any offering materials as investment, legal or tax advice, and this Subscription Agreement is not intended to provide the sole basis for any evaluation of an investment in an interest. Prior to acquiring an interest, a prospective investor should consult with its own legal, investment, tax, accounting, and other advisors to determine the potential benefits, burdens and other consequences of such investment. In particular, it is the responsibility of each investor to ensure that the legal and regulatory requirements of any relevant jurisdiction outside the United States are satisfied in connection with such investor's acquisition of an interest.

***Complex Nature***. Certain documents relating to the Company will be complex or technical in nature, and prospective investors may require the assistance of legal counsel to properly assess the implications of the terms and conditions set forth therein. Legal counsel to the Company and the manager will represent the interests solely of the Company and the manager. No legal counsel has been engaged by the Company or the manager to represent the interests of prospective investors. Each prospective investor is urged to engage and consult with its own legal counsel in reviewing documents relating to the Company.

***Date of Applicability***. Except where otherwise specifically indicated, this Subscription Agreement speaks as of the date set forth above. Neither the subsequent delivery of this Subscription Agreement nor any sale of Units will be deemed a representation that there has been no change in the affairs, prospects, or attributes of the Company since the date hereof. All duties to update this Subscription Agreement or any offering materials are hereby disclaimed. Except as expressly stated to the contrary therein, any official supplement or update to this Subscription Agreement will be deemed to address only the specific subject matter thereof and will not be deemed a representation that there has been no other change in the affairs, prospects, or attributes of the Company since the date hereof.

***Supersede Prior Agreements***. This Subscription Agreement supersedes all prior versions. From and after the date of this Subscription Agreement, prior versions of this Subscription Agreement may not be relied upon.

***No Assurance of Future Performance***. Nothing contained herein is, or should be relied upon as a promise or representation as to the future performance of the Company. This Subscription Agreement contains forward-looking statements. Forward-looking statements in this Subscription Agreement (or in any offering materials) include projections, forecasts, targeted returns, illustrative returns, estimates, beliefs, and similar information and can often be identified because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "believes" or similar expressions that concern the Company's or the manager's expectations, plans, or intentions. Forward-looking statements, estimates, targets, and projections with respect to such future performance set forth in this Subscription Agreement or in any offering materials are based upon assumptions made by the manager which may or may not prove to be correct and are subject to substantial risks and uncertainties. For more information about factors that could cause actual results to differ from such forward-looking statements, see "certain risk factors." No representation is made as to the accuracy of such forward-looking statements, estimates, targets, and projections. Similarly, nothing contained herein is, or should be relied upon as a promise or representation as to the external conditions and circumstances under which the Company will operate (including, without limitation, overall market conditions, technology developments, strategic alliances, and other matters outside the control of the manager). Overall, prospective investors must not rely upon any matters described in this Subscription Agreement or in any offering materials that are not wholly within the control of the manager. Even with regard to matters wholly within the control of the manager, the activities undertaken by the manager in managing the Company may differ from those described in this Subscription Agreement or in any offering materials due to unexpected external conditions or otherwise. No offering materials subject the manager to binding obligations. Only those obligations expressly set forth in a definitive agreement executed by the manager shall be binding upon the manager.

***No Reliance on Past Performance***. Prospective investors are cautioned not to rely upon any information in this Subscription Agreement or in any offering materials regarding the past performance of the manager, its members, or their respective affiliates as indicative of the future performance of the Company. Past performance does not ensure future performance.

***Factual Statements***. Certain factual statements made in this Subscription Agreement or in any offering materials are based upon information from various sources believed by the manager to be reliable. The Manager, its Members, and their respective affiliates have not independently verified any of such information and will have no liability associated with the inaccuracy or inadequacy thereof.

***Supremacy of Agreements***. Each investor that acquires an interest will become subject to the Operating Agreement and this Subscription Agreement. In the event any terms or provisions of the Operating Agreement conflict with Subscription Agreement, the Operating Agreement will control.

NOTICE TO RESIDENTS OF FLORIDA:

THE SECURITIES BEING OFFERED HAVE NOT BEEN REGISTERED WITH THE FINANCIAL SERVICES COMMISSION OF THE FLORIDA OFFICE OF FINANCIAL REGULATION. EACH SALE TO PURCHASER IS VOIDABLE BY THE PURCHASER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER BY NOTIFYING THE ISSUER THAT THE PURCHASER EXPRESSLY VOIDS THE PURCHASE. PURCHASER'S NOTICE TO THE ISSUER MUST BE SENT BY EMAIL TO THE ISSUER'S E-MAIL ADDRESS SET FORTH IN THIS SUBSCRIPTION AGREEMENT OR BY HAND DELIVERY, COURIER SERVICE, OR OTHER METHODS BY WHICH WRITTEN PROOF OF DELIVERY TO THE ISSUER OF THE PURCHASER'S ELECTION TO RESCIND THE PURCHASE IS EVIDENCED.

***Limitations on Enforcement and Remedies***. Although the Company's agreements may contain conduct, safety, or morality clauses, enforcement of such provisions may be constrained by applicable law, sanctioning-body rules, or reputational considerations. The existence of such provisions does not ensure prevention or mitigation of damages arising from driver misconduct or alleged misconduct.

***Impact of Pandemics***. The global impact of pandemics have prompted precautionary and defensive government-imposed closures and restrictions on certain travel and business activities, including the institution of quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Such measures—as well as the actual and threatened spread of a pandemic globally—have had, and may continue to have, material adverse effects on the global economy, and the extent to which the spread of a pandemic causes similar responses could adversely impact the Company's performance.

***International Instability***. On February 24, 2022, Russian troops began a full-scale invasion of Ukraine and, as of the date of this Subscription Booklet, the countries remain in active armed conflict. Around the same time, the United States, the United Kingdom, the European Union, and several other nations announced a broad array of new or expanded sanctions, export controls, and other measures against Russia, Russia-backed separatist regions in Ukraine, and certain banks, companies, government officials, and other individuals in Russia and Belarus. On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel's southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets, followed by extensive rocket attacks on the Israeli population and industrial centers located along the Israeli border with the Gaza Strip. These attacks have resulted in thousands of deaths and injuries. Shortly following the attack, Israel declared war against Hamas and continues to conduct extensive military operations in the Gaza Strip. Notwithstanding the ceasefire agreement signed on October 10, 2025, the intensity and duration of the conflict between Israel and Hamas and the resulting economic implications on the worldwide and regional economy, are difficult to predict.

The ongoing conflicts and the rapidly evolving measures in response to these conflicts or other unpredictable conflicts could be expected to have a negative impact on the economy and business activity globally and therefore could adversely affect the performance of the Company's investments. The severity and duration of the conflicts or other possible conflicts and their impact on global economic and market conditions are impossible to predict, and as a result, could present material uncertainty and risk with respect to the Company and the performance of its investments and operations, and the ability of the Company to achieve its investment objectives.

***Limited Transferability of Units; Withdrawals***. The Operating Agreement and applicable securities laws will impose substantial restrictions upon the transferability of Company Units. There is no public or other market for Company Units, and it is not expected that such a market will develop. Withdrawal of Members from the Company generally will not be permitted, although the Operating Agreement may specify certain limited circumstances under which a Member may be entitled, or required, to withdraw from the Company. A withdrawn Member may not be entitled to immediate payment for its interest in the Company. Any withdrawal of a Member may reduce the amount of Company capital available for investment or other activities.

***Changes in Environment***. The Company's investment program is intended to extend over a period of years, during which the business, economic, political, regulatory, and technology environments within which the Company operates are expected to undergo substantial changes, some of which may be adverse to the Company. The Manager will have the exclusive right and authority (within limitations set forth in the Operating Agreement) to determine the manner in which the Company will respond to such changes, and Members generally will have no right to withdraw from the Company or to demand any modifications to the Company's operations in consequence thereof. Prospective Subscribers are particularly cautioned

that the investment sourcing, selection, management, and liquidation strategies and procedures exercised in the past by the Manager may not be successful, or even practicable, during the Company's term. Within the limitations set forth in the Operating Agreement, the Manager will have the right and authority to cause the Company's investment sourcing, selection, management, and liquidation strategies and procedures to deviate, in the Manager's sole discretion, from those described in this Subscription Agreement or in any Offering Materials.

***Reliance on Individuals Managing the Company***. The Company will be particularly dependent upon the efforts, experience, contacts, and skills of the Manager and the principals of the Manager. The loss of any of the principals could have a material, adverse effect on the Company, and such loss could occur at any time due to death, disability, resignation, or other reasons. Moreover, except as specifically provided in the Operating Agreement, the principals will not be required to devote all of their time and attention exclusively to the Company. Amongst the principals, the economic, voting, and other rights of the individual equity holders of the principals will be determined by agreement among such equity holders and will be subject to change, without notice to the Members, from time to time. The Members will not be permitted to evaluate investment opportunities or relevant business, economic, financial, or other information that will be used by the Manager in making decisions. Except as specifically provided in the Operating Agreement, the Manager will have the exclusive right and power to manage the Company's business and affairs.

Any prior experience that the Manager or the principals may have in making investments of the type expected to be made by the Company was obtained under different market conditions, and there can be no assurance that the Manager will be able to duplicate prior levels of success or achieve success at all.

***Reliance on Third Parties***. The Manager and the Company may require, and rely upon, the services of a variety of third parties, including but not limited to attorneys, accountants, bankers, brokers, custodians, consultants, and other agents. Failure by any of these third parties to perform their duties or otherwise satisfy their obligations to the Company could have a material adverse effect upon the Company. Except as otherwise provided in the Operating Agreement, the fees and costs associated with such third parties will be paid by the Company.

***Side Agreements***. At its discretion, the Manager may enter into one or more "side letters" or similar agreements with certain Members pursuant to which the Manager grants to such Members specific rights, benefits, or privileges that are not made available to Members generally. Such agreements will be disclosed only to those actual or potential Members that have separately negotiated with the Manager for the right to review such agreements. Notwithstanding the foregoing, prospective Subscribers should be aware that the Manager generally follows a policy of not issuing side letters. Prospective Subscribers who typically require side letters should anticipate that their requests for a side letter in respect of the Company will be denied.

***No Assurance of Confidentiality***. As part of the subscription process and otherwise in their capacity as Members, Subscribers will provide significant amounts of information about themselves to the Manager and the Company. Under the terms of the Operating Agreement as well as applicable laws, such information may be made available to other Members, third parties that have dealings with the Company, and governmental authorities (including by means of securities law-required information statements that are open to public inspection).

***Concentration of Investments***. The Company's portfolio is expected to initially be concentrated solely in investing in one (1) driver, Wesley Gundler, increasing the vulnerability of the portfolio as compared with a portfolio that is more diversified. In the event the Wesley Gundler is not successful, the lack of a diversity of investments will make it impossible for the Company to protect against the losses

from Wesley Gundler. Investors should consider the increased risk of investing in a Company without diversification in its portfolio.

***Risks of Employee Misconduct***. The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and lawsuits, and serious harm to the Company's reputation.

***Litigation Risks***. The Company will be subject to a variety of litigation risks. In the event of a dispute arising from any activities relating to the operation of the Company or the Manager, it is possible that the Company or the Managers may be named as defendants. Under most circumstances, the Company will indemnify the Managers for any costs they incur in connection with such disputes. Beyond direct costs, such disputes may adversely affect the Company in a variety of ways, including by distracting the Managers.

To the extent set forth in the Operating Agreement, Members may be required to return distributions previously received by them from the Company in order to enable the Company to make indemnification payments to the Manager, the managers of the Manager, or other indemnified persons.

More generally, Members may be required to return distributions previously received by them from the Company to the extent required by applicable law. Such a return obligation may occur, for example, if the Company makes a distribution at a time when it is technically insolvent or otherwise unable to satisfy the claims of creditors.

***Regulatory Concerns***. The Company will be subject to a variety of securities laws and other types of governmental regulation in the United States and other jurisdictions that may limit the scope of its operations or impose material compliance costs and other burdens.

While the Manager believes that the Company will not be subject to the registration requirements of the Investment Company Act, there can be no assurance that this belief is, or will continue to be, correct. If the Company were subject to such registration requirements, the Company's performance could be materially adversely affected.

In general, the Manager will seek to minimize the degree of governmental regulation and oversight to which the Manager and the Company are subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also eliminate a variety of Subscriber protections (including certain protections arising under the Securities Act, the Exchange Act, the Investment Company Act, and the Investment Advisers Act) that would be available if the Manager and the Company were subject to greater governmental regulation and oversight. In particular, prospective Subscribers are cautioned against assuming the applicability of Subscriber protections generally associated with public offerings of securities. This Subscription Agreement is not a "prospectus" and does not purport to describe or otherwise address all material considerations relating to an investment in the Company.

To the maximum extent permitted by applicable law, the Manager and the Company (together with their respective related persons) hereby disclaim any duties, obligations, or status as an adviser, finder,

agent, broker or dealer on behalf or in respect of any person in connection with such person's actual or proposed investment in the Company.

***Exculpation and Indemnification***. The Operating Agreement contains provisions that relieve the Manager of liability for certain improper acts or omissions. For example, the Manager generally will not be liable to the Members or the Company for acts or omissions that constitute ordinary negligence. Under certain circumstances, the Company may even indemnify the Manager against liability to third parties resulting from such improper acts or omissions.

Furthermore, it is expected that the Manager will be structured as a limited liability Company and that the individual members of the Manager generally will not be personally liable for the Manager's debts and obligations. In consequence, Members may have little or no recourse to the personal assets of the individual members of the Manager even if the Manager breaches a duty to the Members or to the Company.

Notwithstanding any applicable provisions of the Operating Agreement, Members may have, or be entitled to, rights, claims, causes of action or remedies that cannot be waived or forfeited under applicable law. In particular, Members should consult with their own legal counsel before concluding that any particular claims against the Managers have been waived or forfeited by virtue of the Operating Agreement or otherwise.

***Taxation***. Risks associated with certain tax matters are discussed under the heading Certain Material U.S. Tax Considerations, which prospective Subscribers should read carefully. Prospective Subscribers are urged to consult their own tax advisors with respect to their own tax situations and the effects of an investment in the Company.

***Compliance with Rule 506 "Bad Actor" Requirements***. The Company is expected to rely on Rule 506 under the Securities Act for an exemption from registration of Units in the Company pursuant to Section 5 of the Securities Act. Compliance with Rule 506 turns upon, among other things, whether any Member holding 20 percent or more of the Company's outstanding voting equity securities (a "***Rule 506(d) Related Party***") is a "bad actor" within the meaning of Rule 506(d). For this purpose, a Member may be deemed a "bad actor" if the Member or its applicable related persons has been subject to certain criminal convictions, SEC disciplinary orders, court injunctions, or similar adverse events. To help ensure compliance with Rule 506, the Operating Agreement will cap the voting rights of any Member (that otherwise would be a Rule 506(d) Related Party) as necessary to prevent such Member from being a Rule 506(d) Related Party. Such reduction will apply until the earlier of: (x) a certification by such Member reasonably acceptable to the Manager that such Member (including its applicable related persons) is not a "bad actor" within the meaning of Rule 506(d); or (y) the Manager's reasonable determination that such voting rights are no longer relevant under Rule 506 to any prior, ongoing or anticipated offering of Units in the Company.

***Proposals to Change U.S. Tax Treatment of Carried Interest***. In recent years, legislation has been proposed that, if enacted, may increase the United States Federal income tax liability of members of the Manager. It is not clear whether such legislation, or any other legislation of similar effect, will be enacted. Under the Operating Agreement, the Members will agree to negotiate in good faith to amend the Operating Agreement in such a manner as to minimize the adverse tax consequences of any such legislation upon the Manager and its members, without imposing material adverse consequences upon the Members. Such negotiations, as well as any other steps taken to address changes to the taxation of carried interest, may be distracting to the members of the Manager and may require significant time and attention from Members. More generally, any adverse changes to the tax treatment of carried interest may make it more difficult for the Manager to attract or retain the qualified personnel necessary for effective management of the Company.

***ERISA***. Each prospective Subscriber is urged to consult with its own legal counsel in respect of

matters regarding ERISA. Without limitation, a prospective Subscriber that is a fiduciary under ERISA should carefully consider whether an investment in the Company would be consistent with its fiduciary duties under Title I of ERISA.

In general, under U.S. Department of Labor Regulation Section 2510.3-101 et seq. (the "***ERISA Plan Assets Regulation***"), the Company's assets would be deemed to include ERISA "plan assets" if: (x) one or more Members were an "ERISA plan"; and (y) total participation in the Company by "Benefit Plan Investors" were "significant" (all within the meaning of the ERISA Plan Assets Regulation, as modified by the U.S. Pension Protection Act of 2006). Benefit Plan Investors include all ERISA regulated pension, 401(k), IRA, and similar plans, as well as certain other plans listed in Section 4975 of the U.S. Internal Revenue Code. In general, participation by Benefit Plan Investors in the Company would not be deemed significant if less than 25 percent of the Company's total capital were provided by such Subscribers.

It is the current intent of the Manager to monitor the investments in the Company to ensure that the aggregate investment by Benefit Plan Investors does not equal or exceed 25% of the value of any class of the Units in the Company (or such higher percentage as may be specified in regulations promulgated by the DOL) at any time, so that assets of the Company will not be treated as "plan assets" under ERISA.

***Legal Counsel***. Documents relating to the Company, including the Subscription Agreement to be completed by each Subscriber as well as the Operating Agreement, will be detailed and often technical in nature. Legal counsel to the Company will represent the interests solely of the Manager and the Company, and will not represent the interests of any Subscriber. Moreover, under the Operating Agreement, each Subscriber will be required to waive any actual or potential conflicts of interest between such Subscriber and legal counsel to the Company. Accordingly, each Subscriber is urged to consult with its own legal counsel before investing in the Company or making any other decisions regarding Company matters.

In advising as to matters of law (including matters of law described in this Subscription Agreement), legal counsel to the Company has relied, and will rely, upon representations of fact made by the Manager and other persons. Such advice may be materially inaccurate or incomplete if any such representations are themselves inaccurate or incomplete. Legal counsel to the Company generally has not undertaken and will not undertake independent investigation with regard to such representations. Legal counsel's representation of the Manager and the Company is and will be limited to specific matters and will not address all legal or related matters that may be material to the Manager or the Company. Moreover, legal counsel has not undertaken to monitor the compliance of the Manager or the Company with any laws, regulations, agreements, or other matters. It will be the responsibility of the Manager to monitor such compliance and to obtain the advice of counsel as the Manager deems necessary or appropriate.

***Factual Statements/Track Record Information***. Certain of the factual statements made in this Subscription Agreement or in any Offering Materials are based upon information from various sources believed by the Manager to be reliable. The Manager and the Company have not independently verified any of such information and will have no liability for any inaccuracy or inadequacy thereof. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party (including legal counsel to the Company and the Manager) has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Subscription Agreement or in any Offering Materials. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, track record, skills, contacts, or other attributes of the Manager or to the anticipated future performance of the Company.

Investors are cautioned about relying upon information within this Subscription Agreement or any Offering Materials that presents, or is based upon, valuations of private company securities or securities

that are otherwise subject to limitations on marketability (such as underwriters' lock-ups or restrictions associated with a board of directors position held by a member of the Manager). It is difficult to determine the true fair market value of such securities, and the Manager's ability to present information regarding the value of specific companies may be impaired due to contractual or fiduciary obligations to those companies or other third parties, with the result that the Manager (like many other participants in the private Company industry) often is called upon to determine valuations based upon reasonable estimates or various "rules of thumb" common within the industry. While all such information in this Subscription Agreement or in any Offering Materials is presented by the Manager in good faith, there can be no assurance that explicit or implicit valuations of such securities reflect true fair market value (or even all of the information in the possession of the Manager). Similar considerations apply to securities that are otherwise marketable, but held in such large amounts that they could not be sold without overwhelming market demand or otherwise influencing market prices.

Investors are cautioned about the interpretation of track record and similar information relating to prior financial performance, whether contained in this Subscription Agreement or in any Offering Materials. The private fund industry lacks a comprehensive set of generally accepted rules for calculating and presenting rates of return and other elements of financial performance. Direct comparisons of track record and similar information contained in this Subscription Agreement or in any Offering Materials with corresponding information in marketing and other materials relating to other funds may be misleading. Investors are similarly cautioned about the use of industry benchmarks, such as "quartile" or "decile" rankings. The private fund industry lacks a comprehensive system for collecting and analyzing information from all funds, and commonly used benchmarks may suffer from a variety of deficiencies including, without limitation, inadequate sample sizes, non-representative samples, and inaccurate self-reporting by survey participants.

Investment track record and other background information presented in this Subscription Agreement or in any Offering Materials with respect to the Manager are not comprehensive. In particular, the information set forth in this Subscription Agreement or in any Offering Materials should not be interpreted as an exhaustive presentation of investments with which such Manager has been involved, their professional and other accomplishments, or their business experience.

During the term of the Company, the Manager will provide to the Members reports and other information regarding the condition and prospects of the Company. The Manager's duties, obligations, and liability to the Members with respect to the content, completeness, and accuracy of such information will be determined solely under the Operating Agreement.

The performance of any prior investments or funds is not necessarily indicative of the Company's future results. While the Manager intends for the Company to make investments that have estimated returns commensurate with the risks undertaken, there can be no assurance that targeted results will be achieved. Loss of principal is possible on any given investment.

***Definitive Terms and Conditions***. Portions of this Subscription Agreement describe specific terms and conditions expected to be set forth in the Operating Agreement. The actual terms and conditions set forth in the Operating Agreement may vary materially from those described in this Subscription Agreement for a variety of reasons including negotiations between the Manager and prospective Members prior to the Company's initial closing as well as formal amendments to the Operating Agreement following such closing. Moreover, the Operating Agreement will contain highly detailed terms and conditions, many of which are not described fully (or at all) in this Subscription Agreement. In all cases, the Operating Agreement will supersede this Subscription Agreement. Prospective Subscribers are urged to carefully review the Operating Agreement, and must also be aware that, pursuant to the rules governing amendments set forth in the Operating Agreement, certain types of amendments to the Operating Agreement may be

adopted with the consent of less than all Members.

***Industry Specific Terminology***. Investors are cautioned that certain terms and phrases of common usage within the private fund industry may be misleading to those unfamiliar with such usage. In particular, individuals who participate in the management of a fund often are referred to, in a colloquial sense, as "managers" even though they are not actually managers of any limited liability company. Investors are reminded that the Company will be a limited liability company, that the Manager of the Company will be its sole Manager, and that the individuals directing the management of the Company through the Manager will be officers/directors of the Manager. It is not intended that the Company will have any manager other than the Manager or that any actual limited liability company will in any manner be associated with the formation, operation, dissolution, or termination of the Company. Prospective Subscribers must not presume or rely upon the existence of any actual legal entities other than the Company and the Manager. With respect to all matters involving industry specific terminology, prospective Subscribers are urged to consult with their own legal and other advisors.

***Lack of Member Control***. Subject to the implementation of the investment limitations set forth in the Operating Agreement or subject to applicable law, the Manager has complete discretion with respect to the Company's activities. The Members will not make decisions with respect to the management, disposition, or other realization of any investment made by the Company, or other decisions regarding the Company's business and affairs.

***Information Technology Risks.*** The Manager and the Company depend heavily on the internet, information technology, and other operational systems, whether ours or those of others (*e.g.*, custodians, financial intermediaries, and other parties to which we outsource the provision of services or business operations). These systems may fail to operate properly or become disabled as a result of events or circumstances beyond our or their control. Further, despite implementation of a variety of risk management and security measures, our information technology and other systems, and those of others, could be subject to physical or electronic break-ins, unauthorized tampering, or other security breaches, resulting in a failure to maintain the security, availability, integrity, and confidentiality of data assets. Technology failures or cyber security breaches, whether deliberate or unintentional, including those arising from use of third-party service providers, as well as failures or breaches suffered by the issuers of securities in which our strategies invest, could delay or disrupt our ability to do business and service our clients, harm our reputation, require additional compliance costs, subject us to regulatory inquiries or proceedings and other claims, lead to a loss of clients, or otherwise adversely affect our business or the funds we manage.

With the increase of cyber security incidents affecting many companies, we are susceptible to operational, information security, and related cyber risks. Cyber-attacks include, but are not limited to, gaining unauthorized access to systems (*e.g.*, through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber incidents affecting us or our service providers have the ability to cause disruptions and will impact business operations.

**Certain Potential Conflicts of Interest**

***Conflicts of Interest***. The Company will be subject to various potential conflicts of interest. The Manager or affiliates of the Manager will make investments separate and apart from, or alongside with, the Company. The Manager will be permitted to manage other investment funds and similar vehicles during the Company's term, any of which may compete with the Company for investment opportunities, management time and attention, or otherwise. The Company may invest in other companies in which the Manager has a pre-existing interest. Provisions contained within the Operating Agreement that authorize the Manager to engage in investment, management, or other activities outside, or alongside with, the

Company, or to cause the Company to make investments with respect to which the Managers or their affiliates have conflicting interests, will override common law and statutory fiduciary duties that would apply in the absence of such provisions. The Operating Agreement contains certain protections for Members against conflicts of interest faced by the Managers or their affiliates, but will not purport to do so in a comprehensive manner or to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for Members to subject the behavior of the Manager to close scrutiny.

During the Company's term, many different types of conflicts of interest may arise, and this Subscription Agreement does not purport to identify all such conflicts. Members ultimately will be heavily dependent upon the good faith of the Manager.

Risks relating to conflicts of interest are not limited to conflicts affecting the Manager or the individuals managing the Company. The Members are expected to have widely differing interests on a variety of tax, regulatory, business, investment profile, and other issues. This may, in turn, give rise to a number of risks that the Members as a group will not act in a manner consistent with the best interests of the Members as a group or the best interests of the Company itself. For example, a Member may decline to provide its consent to a proposed action by the Company or the Manager due to goals or incentives that are unique to such Member and in conflict with the interests of the Company or other Members. Furthermore, conflicts of interest among the Members likely will make it impracticable for the Manager to manage the affairs of the Company in a manner that is viewed as optimal by all Members, and the Manager will be under no obligation to do so. In general, prospective Subscribers should assume that the Manager will not take their unique interests into account when managing the Company's affairs.

***Relationship with Manager Affiliates***. There is no assurance that the Company will be offered any specific investment opportunities that come to the attention of the Manager or that the Company will be permitted to invest the full amount it desires to invest in any such opportunity that is made available. In general, the apportionment of investment opportunities among affiliates of the Manager will be subject to the Manager's discretion.

***Economic Interest of Manager***. The Manager will have a meaningful economic interest in the Company. Accordingly, the Manager has an incentive to protect the Company's capital since the Manager has such an interest.

***Performance and Other Fees.*** The fact that the Manager's compensation is based on the performance of the Company may create an incentive for the Manager to cause the Company to make investments that are more speculative than would be the case in the absence of performance-based compensation. However, this incentive may be tempered somewhat by the fact that losses will reduce the Company's performance and thus the Manager's compensation.

***Counsel to the Company Does Not Represent the Members***. The Manager has retained outside counsel in connection with the formation of the Company and may retain the same outside counsel as legal counsel in connection with the management and operation of the Company, including, without limitation, the making and holding of investments. Such outside counsel will not represent any Member or prospective member of the Company, unless the Manager and such Member or prospective member otherwise agree and such Member or prospective member separately engages outside counsel, in connection with the formation of the Company, the offering of the Units, the management and operation of the Company or any dispute that may arise between any Member, on the one hand, and the Manager, the Company and/or their affiliates on the other hand (the "***Company Legal Matters***"). Any Member or prospective member will, if it wishes counsel on any Company Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel. Each Member and prospective member acknowledges that the Manager's outside counsel may represent the Manager and/or the Company in

connection with the formation of the Company and any and all Company Legal Matters.

***Diverse Member Group***. The Members may have conflicting investment, tax, and other interests with respect to their investments in the Company. The conflicting interests of individual Members may relate to or arise from, among other things, the nature of investments made by the Company, the structuring or the acquisition of investments, and the timing of disposition of investments. As a consequence, conflicts of interest may arise in connection with decisions made by the Manager, including with respect to the nature or structuring of investments, that may be more beneficial for one Subscriber than for another Subscriber, especially with respect to Subscribers' individual tax situations. In addition, the Company may make investments which may have a negative impact on, or compete with, related investments made by the Members in separate transactions. In selecting, structuring, and managing investments appropriate for the Company, the Manager will consider the investment and tax objectives of the Company and its Members as a whole, not the investment, tax, or other objectives of any Member individually.

***Waiver***. By acquiring an Interest, each Member will be deemed to have acknowledged the existence of such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## CERTAIN MATERIAL U.S. INCOME TAX CONSIDERATIONS

### General

The following discussion summarizes certain material U.S. Federal income tax considerations generally applicable to persons considering the acquisition of a membership interest in Apex Resource Center Partners LLC (the "***Company***"). The discussion does not deal with all tax considerations that may be relevant to specific Subscribers or classes of Subscribers in light of their unique circumstances. In particular, the discussion does not address any considerations applicable to persons that acquire membership interests in connection with the performance of services. Furthermore, no U.S. Federal estate or gift, state, local, alternative minimum or non-U.S. tax considerations are addressed.

Except where specifically addressing considerations applicable to tax-exempt or non-U.S. Subscribers, the discussion assumes that each Member is a U.S. citizen or resident individual, or a corporation or other entity treated as a corporation for U.S. income tax purposes created or organized in or under the laws of the United States or any state thereof or the District of Columbia that is not tax-exempt. The discussion is based upon existing law as contained in U.S. Federal statutes, regulations, administrative rulings and judicial decisions in effect as of the date hereof. Future changes to these laws may, on either a prospective or retroactive basis, give rise to materially different tax considerations than those reflected in this summary. Finally, no rulings have been or will be requested from any governmental tax authorities as to any matter, and there can be no assurance that such authorities will not successfully assert a position contrary to one or more of the legal conclusions discussed herein.

ALL PERSONS CONSIDERING AN INVESTMENT IN THE COMPANY ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF SUCH INVESTMENT.

### U.S. Federal Income Tax Considerations

***Classification of the Company as a Partnership***. A domestic limited liability company such as the Company generally will be treated as a partnership rather than as an association taxable as a corporation for U.S. Federal income tax purposes unless it files an affirmative election with the U.S. Internal Revenue Service (the "***IRS***") to be classified as an association taxable as a corporation. The Company will not file such an election with the IRS, and thus the Company expects, subject to the potential application of the "publicly traded partnership" provisions discussed below, to be treated as a partnership for U.S. Federal income tax purposes.

An entity that would otherwise be characterized as a partnership for U.S. Federal income tax purposes may be taxed as a corporation if the entity is a "publicly traded partnership" within the meaning of Section 7704 of the U.S. Internal Revenue Code (the "***Code***"). The Company believes that it will be able to satisfy certain applicable safe harbor tests set forth in the U.S. Treasury Regulations promulgated under the Code so that it will not be treated as a "publicly traded partnership"; however, there can be no assurance that this will be the case.

If the Company were in fact to be classified as a "publicly traded partnership" and did not satisfy a test related to the composition of its income in any Company taxable year (which test the Company does not expect it would be able to satisfy), it would be subject in that taxable year and all future Company taxable years to U.S. Federal income tax at corporate tax rates and to all provisions of the Code applicable to a corporate entity, and the Members would be treated as corporate shareholders and not as partners of a partnership. Income, gains, losses, deductions, and credits of the Company would not be passed through to the Members, and distributions would, to the extent of the current and accumulated earnings and profits

of the Company, be taxable as dividend income to the Members.

The remainder of this discussion assumes that the Company will be classified as a partnership that is not a "publicly traded partnership" for U.S. Federal income tax purposes. Under those circumstances, the Company will not itself be subject to U.S. Federal income tax, and the Members will be taxed in the manner described below.

***Effect of Partnership Status***. As an entity classified as a partnership for U.S. federal income tax purposes, the Company generally will not be subject to U.S. Federal income tax. Instead, each Member will be required to report on such Member's U.S. Federal income tax return its allocable share of the Company's items of income, gain, loss and deduction generally as if the items had been recognized directly by such Member. Accordingly, a Member generally will be required to pay tax on its allocable share of the Company's net income or gain in the year recognized without regard to whether the Company makes a corresponding cash distribution. Certain noncorporate Members may be subject to an additional 3.8 percent tax on all or a portion of their "net investment income," which may include all or a portion of such Member's share of the Company's net income or gain. A Member's ability to deduct losses of the Company is subject to limitations, including as further described below. Except as described in the following paragraph, distributions (as opposed to allocations of taxable income or gain) received by a Member from the Company generally will not be subject to tax.

Based upon regulations issued by the IRS, the Company may qualify as an "investment partnership" within the meaning of Section 731(c) of the Code. If the Company does not so qualify, a Member that receives a distribution of marketable securities from the Company may be required to recognize taxable gain to the extent that the fair market value of the distributed securities exceeds the Member's tax basis in its interest in the Company.

The Manager will have the authority to designate the "Partnership Representative." The Partnership Representative, as applicable, will have the authority under the Operating Agreement to make, or decline to make, all applicable tax elections on behalf of the Company (including an election under Section 754 of the Code to adjust the tax basis of certain Company assets in connection with a distribution of property to a Member or the transfer of an interest in the Company).

***Trade or Business Status***. The Company intends to take the position for U.S. Federal income tax purposes that its operations and activities constitute an investment activity rather than the active conduct of a trade or business. One consequence of this position is that noncapitalized investment expenses (including management fees paid to the Manager) incurred by the Company in carrying on its activities generally will be treated by Members who are individuals as "miscellaneous itemized deductions" and may not be available (or may be only partially available) to offset such Members' taxable income from the Company or other sources. Such Members should also be aware that, as a result of recent U.S. Federal income tax legislation, "miscellaneous itemized deductions" generally are disallowed for taxable years beginning after December 31, 2017 and before January 1, 2026. On January 1, 2026 and thereafter, the One Big Beautiful Bill Act signed July 4, 2025 will permanently eliminate miscellaneous itemized deductions.

***Passive Activity Loss Rules and Other Limitations***. For certain U.S. Subscribers (including individuals, estates, trusts and certain closely-held corporations), the ability to utilize tax losses allocated to such U.S. Subscribers by the Company may be limited under the "at risk" limitations in Section 465 of the Code, the "passive activity loss" limitations in Section 469 of the Code and/or other provisions of the Code. Prospective U.S. Subscribers should consult with their own tax advisors regarding the potential applicability of the "at risk," "passive activity loss" and other limitations that may be applicable to them under the Code.

***Transfer of an Interest in the Company***. The sale or exchange of an interest in the Company by a Member generally would result in the recognition of capital gain or loss equal to the difference between the Member's tax basis in the interest and the amount of consideration received, although a portion of such gain or loss may be recharacterized as ordinary income or loss to the extent attributable to the Member's indirect share of certain Company assets (including, without limitation, market discount bonds, short-term debt obligations, and interests in certain non-U.S. entities) described in Section 751(c) or (d) of the Code. In addition, certain noncorporate taxpayers may be subject to an additional 3.8 percent tax on all or a portion of their "net investment income," which may include all or a portion of the gain recognized in connection with a sale of an interest in the Company. Under regulations issued by the IRS, the "holding period" of a Member's interest in the Company (for purposes of determining whether any capital gain or loss recognized upon the sale or exchange of such interest is long-term or short-term) may be fragmented into multiple partial holding periods based, in part, on the timing of capital contributions made to, and distributions received from, the Company.

***Qualified Small Business Stock***. Certain U.S. Federal income tax benefits may be available to noncorporate Members in connection with the Company's purchase and sale of "qualified small business stock" as defined in Section 1202 of the Code. However, there are numerous requirements that must be satisfied for stock to be qualified small business stock (including that the issuer be a domestic "C" corporation and engage in qualifying trade or business activities) and a number of these requirements must continue to be satisfied even after the date of issuance. Moreover, the Company will be under no obligation to obtain, develop, maintain or report to the Members any information, books or records associated with the qualification of stock as qualified small business stock or the ability of Members to obtain U.S. Federal income tax benefits associated therewith. Accordingly, there can be no assurance that a noncorporate Member will obtain any U.S. Federal income tax benefits associated with the Company's purchase and sale of qualified small business stock. Noncorporate Members are urged to consult their own tax advisers concerning the application of these rules to them, including the potential exclusion from gross income of certain gains recognized in connection with the disposition by the Company of "qualified small business stock" if held for more than five years, and the potential application of the "gain rollover" rules contained in Section 1045 of the Code.

***Tax-Exempt Investors***. It is anticipated that the Company's income will consist principally, if not exclusively, of dividends and interest as well as gains from the disposition of capital assets or other property not held for sale in the ordinary course of business. However, Members that are tax-exempt entities for U.S. federal income tax purposes should be aware that the Manager is under no obligation to minimize recognition by the Company of income or gain that, with regard to such Subscribers, is "unrelated business taxable income" ("***UBTI***") within the meaning of Sections 511-514 of the Code.

***Non-U.S. Investors***. For purposes of this Subscription Agreement, the term "Non-U.S. Investor" generally refers to a person, not otherwise carrying on a trade or business in the United States, that is a nonresident alien individual, a corporation or partnership organized under the laws of a country other than the U.S., an estate not subject to U.S. taxation on its worldwide income, or a non-U.S. trust (i.e., a trust with regard to which no U.S. person has the authority to control all substantial decisions and/or no U.S. court is authorized to exercise primary supervision). As discussed above under the subheading "Trade or Business Status," the Company generally intends to take the position for U.S. Federal income tax purposes that it is not engaged in the conduct of a trade or business. Assuming this position is correct, Non-U.S. Investors generally will not, solely as a result of investment in the Company, be: (i) considered to be engaged in a U.S. trade or business, or (ii) subject to U.S. Federal income tax on gain from the sale of capital assets held by them directly or through their interests in the Company. However, the Company may be required to withhold tax at a 30 percent rate from the gross amount of U.S.-source Company income allocated to a Non-U.S. Investor to the extent such income consists of dividends or certain types of interest or other fixed or determinable annual or periodical income. A Non-U.S. Investor that is eligible for a reduced rate of U.S.

taxation pursuant to a tax treaty may be able to obtain a refund from the IRS with respect to its share of any tax withheld, provided that the required information is timely provided to the IRS.

If the Company were determined to be engaged in a trade or business (*e.g.*, as a consequence of the Management Fee Offset), Non-U.S. Investors generally would be: (i) considered to be engaged in the conduct of a trade or business in the United States, (ii) required to file U.S. Federal income tax returns and pay U.S. Federal income tax on their income that is "effectively connected" with such trade or business, and (iii) subject to U.S. Federal income tax withholding at the highest applicable marginal rate with respect to that portion of their Units of the Company's net income which is considered to be "effectively connected" with such trade or business. In addition, Non-U.S. Investors that are corporations generally would be subject to a 30 percent tax on their "dividend equivalent amount" for purposes of the U.S. branch profits tax. Finally, under a ruling published by the IRS, Non-U.S. Investors could be subject to U.S. Federal income tax with respect to any gain recognized upon a sale or exchange of their interests in the Company. Withheld taxes may be applied by Non-U.S. Investors against the tax liability shown on their U.S. Federal income tax returns and refunds may be obtained from the IRS for any excess tax withheld.

If a Non-U.S. Investor did not timely file U.S. Federal income tax returns and the Company were later determined to have been engaged in a U.S. trade or business, the Non-U.S. Investor generally would not be entitled to offset against its share of the Company's income and gains its share of the Company's losses and deductions (and, therefore, could be taxable on its share of the Company's gross rather than net income). Non-U.S. Investors should consult their own tax advisers concerning whether to file protective returns that do not treat the Company as engaged in a trade or business in the United States, but that reserve the right to utilize losses and deductions in the event the Company is considered to be so engaged.

**Administrative Matters**

***Backup Withholding***. Members will be requested to provide the Company with certain identifying information (such as the Member's U.S. tax identification number). U.S. Members may comply with these identification procedures by providing the Company with a duly completed and executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Members may comply with these identification procedures by providing the Company with the relevant IRS Form W-8, duly completed and executed. Backup withholding of U.S. Federal income tax may apply to distributions (or parts thereof) made by the Company to Members who fail to provide the Company with such identifying information.

***Foreign Accounts and Foreign Entities***. The U.S. Foreign Account Tax Compliance Act of 2010 ("FATCA") generally imposes withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities unless additional certification, information reporting and other specified requirements are satisfied. Failure to comply with the FATCA reporting requirements could result in a 30 percent U.S. withholding tax being imposed on payments of certain interest, dividends and sales proceeds to foreign intermediaries (including certain Non-U.S. Investors). If a Member does not provide the Company with the information necessary for it to comply with FATCA, allocations or distributions to such Member may be subject to the 30 percent withholding tax.

In addition, if the Company forms an alternate investment vehicle organized in a jurisdiction outside the United States, certain payments of interest, dividends and sales proceeds could be subject to an additional 30% withholding tax unless the alternate investment vehicle enters into an agreement with the IRS (an "FFI Agreement") to provide certain information concerning its direct and indirect U.S. Members. Under the Operating Agreement, Subscribers agree to provide the Company with any information necessary to facilitate the Company's performance of its obligations under its FFI Agreement, waive certain protections under foreign law otherwise applicable to the Subscribers, authorize the Manager to take certain actions in the event a Member fails to provide such information, including to

mandate that such Member withdraw from the Company and transfer such Member's Interest to a third party, and indemnify the Company and the Manager in connection with the foregoing and any other actions the Company or Manager may reasonably undertake under FATCA.

Future amendments or additional requirements could be imposed with respect to FATCA, and there can be no certainty regarding the application of the FATCA to any particular Member. Prospective Subscribers should consult their own tax advisers regarding the application of FATCA to their investment in the Company.

# EXHIBIT V

## SEC RULE 506(D) DISQUALIFYING EVENTS

Each of the enumerated instances below is a "***Disqualifying Event***" for the purposes of Subscriber's response to this Subscription Agreement. Capitalized terms used but not defined below have the meanings given to them in the Subscription Agreement to which this Exhibit V is attached. Subscriber has been subject to a Disqualifying Event if Subscriber:

1. Has been convicted within ten years of the date hereof of any felony or misdemeanor (i) in connection with the purchase or sale of any security, (ii) involving the making of any false filing with the SEC or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

2. Is subject to any order, judgment or decree of any court of competent jurisdiction entered within five years of the date hereof that presently restrains or enjoins Subscriber from engaging or continuing to engage in any conduct or practice (i) in connection with the purchase or sale of any security, (ii) involving the making of any false filing with the SEC or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

3. Is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the Commodity Futures Trading Commission; or the National Credit Union Administration that (i) as of the date hereof, bars Subscriber from (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking or (C) engaging in savings association or credit union activities or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct entered within ten years of the date hereof;

4. Is subject to any order of the SEC pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Advisers Act that as of the date hereof (i) suspends or revokes Subscriber's registration as a broker, dealer, municipal securities dealer or investment adviser, (ii) places limitations on the activities, functions or operations of Subscriber or (iii) bars Subscriber from being associated with any entity or from participating in the offering of any penny stock;

5. Is subject to any order of the SEC entered within five years of the date hereof that presently orders Subscriber to cease and desist from committing or causing a violation or future violation of (i) any scienter based antifraud provision of the federal securities laws or (ii) Section 5 of the 1933 Act;

6. Is, as of the date hereof, suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

7. Has filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years of the date hereof, was the subject of a refusal order, stop order or order suspending the Regulation A exemption, or is presently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

8. Is subject to a United States Postal Service false representation order entered within five years of the date hereof or is presently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

**EXHIBIT VI**

**OPERATING AGREEMENT**
**OF**
**APEX RESOURCE CENTER PARTNERS LLC**

**(See attached)**

**EXHIBIT VII**

**JOINDER CERTIFICATE**

**APEX RESOURCE CENTER PARTNERS LLC**
(a Florida Limited Liability Company)

By signing this Joinder Certificate, the undersigned accepts and agrees to be a party to and bound by the terms and provisions of the Operating Agreement of Apex Resource Center Partners LLC, dated as of November 13, 2025 as it may be amended from time to time.

Dated [EFFECTIVE DATE] .

**Apex Resource Center Partners LLC, a Florida limited liability company**
By Apex Resource Center, LLC, a Florida limited liability company, as Manager

By: Founder Signature
Name: Trisha Johnson
Title: Manager

**Read and Approved (For IRA Use Only)**:

By: ______________________________

**MEMBER**:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Member is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited